UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or
type.

1.   Name and address of issuer:

     The Dreyfus/Laurel Funds Trust
     200 Park Avenue
     New York, NY 10166

2.   The name of each series or class of securities for which this Form is
     filed (If the form is being filed for all series and classes of
     securities of the issuer, check the box but do not list series or
     classes):   [X]

3.   Investment Company Act File Number: 811-524

     Securities Act File Number: 33-43846

4(a).Last day of fiscal year for which this notice is filed:

        December 31, 2004

4(b).[   ] Check box if this Form is being filed late (i.e. more than 90
     calendar days after the end of the issuer's fiscal year). (See
     Instruction A.2)

Note:If the Form is being filed late, interest must be paid on the
registration fee due.

4(c).[   ] Check box if this is the last time the issuer will be filing this
Form.

5.   Calculation of registration fee:

     (I) Aggregate sale price of securities sold $226,980,206
          during the fiscal year pursuant to section   --------------
          24(f):

     (ii) Aggregate price of securities redeemed or $468,900,210
          repurchased during the fiscal year: --------------

     (iii) Aggregate price of securities redeemed or $2,619,028,340
          repurchased during any PRIOR fiscal year   --------------

ending no earlier than October 11, 1995
that were not previously used to reduce
registration fees payable to the
Commission:

(iv) Total available redemption credits [add   -$3,087,928,550
     Items 5(ii) and 5(iii):   --------------

(v) Net Sales - if Item 5(I) is greater than $ 0
    Item 5(iv) [subtract Item 5(iv) from Item   --------------
    5(i)]:

(vi) Redemption credits available for use in $(2,860,948,344)
     future years -- if Item 5(i) is less than   ---------------
     Item 5(iv) [subtract Item 5(iv) from Item
     5(I)]:

(vii) Multiplier for determining registration   x   .00011770
      fee (See Instruction C.9):   --------------

(viii) Registration fee due (multiply Item 5(v)   =$ 0.00
       by Item 5(vii) (enter "0" if no fee is   ==============
       due):

6.   If the response to item 5(i) was determined by deducting an amount of
     securities that were registered under the Securities Act of 1933
     pursuant to rule 24e-2 in effect before October 11, 1997, then report
     the amount of securities (number of shares or other units) deducted
     here: 21,531,741 If there is a number of shares or other units that
     were registered pursuant to rule 24e-2 remaining unsold at the end of
     the fiscal year for which this form is filed that are available for use
     by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the
     end of the issuer's fiscal year (See Instruction D):
                                                     +$ N/A
                                                      ----

8.   Total of the amount of the registration fee due plus any interest due
     [line 5(viii) plus line 7]:
                                                     =$ 0.00
                                                      ============

9.   Date the registration fee and interest payment was sent to the
     Commission's lockbox depository:

        Method of Delivery:

             [X] Wire Transfer

                    [   ] Mail or other means

                              SIGNATURES

     This report has been signed below by the following person on behalf of
     the issuer and in the capacity and on the date indicated.

     By (Signature and Title)*
                              /s/ Jeff Prusnofsky
                              Jeff Prusnofsky, Assistant Secretary

     Date: March 9, 2004

     * Please print the name and title of the signing officer below the signature.